As filed with the Securities and Exchange Commission on August 6, 1997
                                            Registration No. 333-31295


          SECURITIES AND EXCHANGE COMMISSION
                     Washington, D.C. 20549


                    Amendment No. 1
                         to

                       FORM S-2
REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933


                   ARI Network Services, Inc.
     (Exact name of registrant as specified in its charter)

   Wisconsin                                39-1388360
(State or other                          (I.R.S. Employer
jurisdiction of                          Identification No.
incorporation or
organization)
                    330 East Kilbourn Avenue
                Milwaukee, Wisconsin 53202-3166
                         (414) 278-7676
 (Address and telephone number of principal executive offices)

      Mark L. Koczela                        Copies to:
  330 East Kilbourn Avenue               Larry D. Lieberman
Milwaukee, Wisconsin  53202-3166        Godfrey & Kahn, S.C.
       (414) 278-7676                  780 North Water Street
(Name, address, including zip        Milwaukee, Wisconsin 53202
code, and telephone number,                (414) 273-3500
including area code, of agent
       for service)

Approximate date of commencement of proposed sale to the public: As soon as practicable after the effective date of this Registration Statement.

If any of the securities being registered on this Form are being offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. [X]

If the registrant elects to deliver its latest annual report to security holders, or a complete and legible facsimile thereof, pursuant to Item 11(a)(1) of this Form, check the following box. [X]

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

If  this  Form  is  a  post-effective  amendment  filed
pursuant to Rule 462(c) under the Securities Act, check
the   following   box  and  list  the  Securities   Act
registration statement number of the earlier effective registration statement for the same offering. [ ]

If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. [ ]


      The  Registrant  hereby amends this  Registration
Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until this Registration
Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

                 CROSS REFERENCE SHEET

       Pursuant to Item 501(b) of Regulation S-K


        Registration   Statement   Item   and   Heading
Location in Prospectus

1.Forepart  of the Registration Statement
and  Outside Front Cover Page of Prospectus     Facing Page of
                                                Registration
                                                Statement;
                                                Cross Reference
                                                Sheet; Cover
                                                Page of
                                                Prospectus

2.Inside Front and Outside Back Cover
Pages of Prospectus                             Available
                                                Information;
                                                Incorporation
                                                of Certain
                                                Documents by
                                                Reference;
                                                Table of
                                                Contents

3.Summary Information, Risk Factors and
Ratio of Earnings to Fixed Charges              The Company;
                                                Risk Factors

4.Use of Proceeds                               Use of Proceeds

5.Determination of Offering Price               Not Applicable

6.Dilution                                      Not Applicable

7.Selling Security Holders                      Not Applicable

8.Plan of Distribution                          Cover Page of
                                                Prospectus

9.Description of Securities to be
Registered                                      Description of
                                                Common Stock

10.Interests of Named Experts
and Counsel                                     Legal Matters

11.Information With Respect to the
Registrant                                      The Company;
                                                Incorporation
                                                of Certain
                                                Documents by
                                                Reference

12.Incorporation of Certain Information
by Reference                                    Incorporation
                                                of Certain
                                                Documents by
                                                Reference

13.Disclosure of Commission Position on
Indemnification for Securities Act
Liabilities                                      Not Applicable

                      PROSPECTUS
                   2,000,000 Shares
              ARI Network Services, Inc.
                     Common Stock

     This  Prospectus relates to up to 2,000,000 shares
of common stock, $.001 par value per share (the "Common
Stock"),  of ARI Network Services, Inc. (the  "Company"
or  "ARI").   Offers to purchase the Common  Stock  are
being solicited on a continuous basis on behalf of  the
Company  by  certain of its directors or officers.   No
additional  compensation will be paid to such  persons,
directly  or indirectly, for their sales efforts.   The
Common Stock will be offered at $1.00 per share and may
be  sold from time to time in one or more transactions;
provided, however, that the Company reserves the  right
to  change  the  offering price.   Any  change  in  the
offering  price  will be reflected in a  supplement  or
amendment to this Prospectus.  The Company reserves the
right  to  withdraw,  cancel  or  modify  the  offering
contemplated hereby without notice. No termination date
for   the  offering  of  the  Common  Stock  has   been
established  and no minimum amount of Common  Stock  is
required  to  be  sold.   The Company  may  reject  any
subscription in whole or in part.  Funds received  will
not  be  held pursuant to any escrow, trust or  similar
arrangement.   The  Company will  receive  all  of  the
proceeds from the sale of the shares of Common Stock offered hereby, if any. The Company estimates the total expenses of issuance and distribution to be $40,000.


     The  Common Stock is quoted on the National Market
System   of  the  National  Association  of  Securities
Dealers Automated Quotation System (the "NASDAQ/NMS") under the symbol "ARIS". On August 4, 1997, the last sale price as reported on the NASDAQ/NMS was $1.00 per share.

     The 2,000,000 shares of Common Stock offered hereby will represent 500,000 shares after giving effect to the Company's proposed one-for-four reverse stock split. See "Recent Developments."

     See  "Risk Factors" on page 3 for a discussion  of
material   risks   which  should   be   considered   by
prospective purchasers of the Common Stock.


THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED
BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE
SECURITIES COMMISSION NOR HAS THE SECURITIES AND EXCHANGE
COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON
THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS.  ANY
REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.


    The date of this Prospectus is August 6, 1997.

                 AVAILABLE INFORMATION

     The   Company   is  subject  to  the   information
requirements of the Securities Exchange Act of 1934, as
amended   (the  "Exchange  Act"),  and  in   accordance
therewith   files   reports,  proxy   and   information
statements  and  other information with the  Securities
and   Exchange  Commission  (the  "Commission").    The
Company  has  filed with the Commission a  Registration
Statement under the Securities Act of 1933, as  amended
("Securities  Act") with respect to  the  Common  Stock
offered  hereby.  This Prospectus does not contain  all
the information set forth in the Registration Statement
and  exhibits thereto, or amendments thereto, to  which
reference  is  hereby made.  Such  reports,  proxy  and
information  statements,  Registration  Statement   and
exhibits and other information filed by the Company may
be  inspected  and,  upon payment of  prescribed  fees,
copied  at  the  public  reference  facilities  of  the
Commission  at  Room 1024, Judiciary Plaza,  450  Fifth
Street  N.W.,  Washington,  D.C.  20549,  and  at   the
Regional  Offices of the Commission at  7  World  Trade
Center,  7th  Floor, New York, New York 10048,  and  at
Suite  1400, Citicorp Center, 500 West Madison  Street,
Chicago, Illinois 60661. Copies of such materials may be obtained from the website that the Commission maintains at http://www.see.gov.


     No   person  has  been  authorized  to  give   any
information or to make on behalf of the Company any representations, other than those contained in this Prospectus, in connection with the offer made hereby, and, if given or made, such other information or representation must not be relied upon as having been authorized by the Company. This Prospectus does not constitute an offer to sell, or a solicitation of an offer to buy, any security other than the securities offered hereby, or an offer to sell or solicitation of any offer to buy such securities in any jurisdiction in which such offer or solicitation is not qualified or to any person to whom such offer or solicitation would be unlawful. Neither the delivery of this Prospectus nor any sale made hereunder shall under any circumstances create any implication that there has been no change in the affairs of the Company since the date hereof or that the information contained or incorporated by reference herein is correct as of any date subsequent to the date hereof.

                   TABLE OF CONTENTS
                                                             Page
Available Information                                           2
Risk Factors                                                    3
Recent Developments                                             6
Incorporation of Certain Documents by Reference                 8
The Company                                                     9
Use of Proceeds                                                10
Description of Common Stock                                    10
Legal Matters                                                  11
Experts                                                        11

                     RISK FACTORS

     An  investment  in the Common Stock being  offered
hereunder   involves  a  high  degree  of  risk.    The
following factors, in addition to those discussed or incorporated elsewhere in this Prospectus, should be considered carefully in evaluating an investment in the Common Stock.

     CAUTIONARY NOTE:  This Prospectus, certain of  the
documents  incorporated herein by reference, and  other
written  materials, future filings, releases  and  oral
statements  issued  by  or on  behalf  of  the  Company
contain  certain forward-looking statements, including,
but   not  limited  to,  statements  about  the  future
performance  of  the Company and the  Company's  plans,
objectives, expectations, or intentions.  These forward-
looking    statements   are   based   on   management's
assumptions   and  beliefs  in  light  of   information
currently available to it and are subject to risks  and
uncertainties.  The Company's actual results may differ
significantly  and materially from those  projected  or
suggested  in the forward-looking statements.   Factors
that might cause such differences to occur include, but are not limited to, the Risk Factors described below.

Losses and Accumulated Deficit

     Since  its  organization in 1981, the Company  has
experienced net losses in each fiscal year resulting in
an  accumulated  deficit of $73,644,000  at  April  30,
1997.   For  the years ended July 31, 1996,  1995,  and
1994, the Company experienced net losses of $4,206,000,
$4,339,000 and $15,089,000, respectively.  For the nine
months ended April 30, 1997, the Company experienced  a
net  loss  of  $2,989,000.  The  Company  will  require
significant  increases  in  revenues  to  cover   fixed
operating  costs and to achieve a profitable  level  of
operations, and there can be no assurance as to when or
if  such  increases in revenues will be achieved.   The
Company  does not anticipate reporting net  income  for
the  fiscal year ending July 31, 1998 and there can  be
no   assurance  that  profitability  will  be  achieved
thereafter.

Negative Cash Flow

     The  Company continues to experience negative cash
flow  from operations.  For the fiscal years ended July
31,  1996,  1995 and 1994, net cash used  in  operating
activities  were $2,518,000, $2,230,000 and $3,205,000,
respectively.   For  the nine months  ended  April  30,
1997,  net  cash  used  in  operating  activities   was
$1,322,000.   Management's goal for the Company  is  to
achieve positive cash flow from operations (excluding changes in working capital items) in the quarter ended
July 31, 1998, but no assurances can be given that the Company will be able to do so.

Additional Financing Requirements and Access to Capital

     The   Company's  substantial  historical   network
development   costs  and  negative   cash   flow   from
operations have been funded principally from  the  sale
of  securities.  The Company's current line  of  credit
with WITECH Corporation ("WITECH") expires on September
30,  1997 with respect
to $500,000 and on December  31,
1997  with respect to the $2.0 million balance.   There
can  be  no  assurance as to the Company's  ability  to
replace such line of credit.  On July 28, 1997,  WITECH
purchased $2.0 million of Series A Preferred  Stock  of
the  Company, the full proceeds of which were  used  to
reduce  borrowings  under  the  line  of  credit.   See
"Recent   Developments."   The  Company  will   require
additional  financing in order to meet its requirements
for operations and development activities during fiscal
1998, although there can also be no assurance that this
offering  will  raise  any proceeds  for  the  Company.
WITECH   has   previously  indicated  that   it   would
financially support the Company through fiscal 1997 and
has  informally indicated its willingness  to  consider
purchasing  a  portion  of  the  Common  Stock  offered
hereby,  but  no  commitments have  been  made  and  no
assurance can be given that WITECH will purchase any of
the   Common  Stock.   See  Note  9  to  the  Company's
Consolidated  Financial  Statements  included  in   the
Company's  Annual Report on Form 10-K  for  the  fiscal
year  ended  July  31,  1996.   If  this  offering   is
unsuccessful and additional financial support from WITECH or other sources is unavailable, the Company will be materially and adversely affected.

Competition

     The    network   services   industry   is   highly
competitive.     Several   companies,   including    GE
Information Services, AT&T, MCI, EDS, BT Tymnet,  Inc.,
Sterling   Commerce,  Inc.,  Advantis   Inc.,   Dun   &
Bradstreet,   Harbinger,   Inc.,   and   others   offer
electronic commerce services that are similar to  those
offered by the Company.  There are also many companies,
including   Sales   Kit  Software  Corporation,   Inc.,
Saratoga  Systems, Inc. and Aurum Software,  Inc.  that
market  sales  force automation software that  competes
with  the  Company's  sales force automation  products.
Many  of  these  competing companies have substantially
greater resources than ARI.  Sterling Commerce,  Inc.'s
network   service   is   established   in   the   human
pharmaceutical  sector, in which manufacturers  overlap
with  Animal  Health  product manufacturers.   Sterling
Commerce,   Inc.   provides  certain  sales   reporting
services  to  these companies, including services  that
report  sales  activity on some  Animal  Health  drugs.
Sales   Technologies,  Inc.  sells  its   sales   force
automation  software  to  the pharmaceutical  industry,
which    overlaps   with   Animal   Health.     Certain
manufacturers  of agricultural equipment operate  their
own  private computer networks for transacting business
with  their dealers.  Briggs and Stratton, through  its
wholly-owned  subsidiary,  Powercomm  2000,  offers   a
competing    network   to   dealers    and    equipment
manufacturers in the outdoor power equipment  industry.
It  is  possible  that companies within  the  Company's
target   markets  may  develop  and  implement  private
computer-to-computer  networks,  thereby  reducing  the
demand  for the Company's network services.   Powercomm
2000, as well as other companies such as Bell & Howell, also offer electronic parts catalogs competitive to the Company's products. The pace of technological change, such as developments in Internet commerce, is so great that new competitors may emerge quickly based on new technologies.

New Product Development and Technological Change

     The market for the Company's products and services
is  characterized by technological advances, changes in
customer   requirements  and   frequent   new   product
introductions  and
enhancements.  The Company's  growth
and  future financial performance will depend  in  part
upon  its  ability  to  enhance existing  products  and
services  and  develop and introduce new  products  and
services  that meet technological advances, respond  to
evolving  customer requirements, respond to competitive
products   or   announcements   and   achieve    market
acceptance.  There can be no assurance that the Company
will be successful in developing and marketing products
or services on a timely basis, or that its products and
services will adequately address the changing needs  of
the  marketplace  and achieve market  acceptance.   The
electronic  commerce  industry  in  general   is   also
characterized  by  evolving standards  and  technology.
The  Company's  ability to anticipate  or  guide  these
standards in its targeted sectors and to fund  advances
in   computer  and  telecommunications  technology  and
software will be a significant factor in the Company's ability to grow and remain competitive.

Potential Fluctuations in Quarterly Results

     A  significant  portion of the  Company's  network
services revenues over the next fiscal year is expected
to  be  derived  from non-recurring fee  income,  which
consists  principally  of  revenues  from  professional
services (such as software customization and training),
software  sales  and  certain  other  one-time  network
installation fees.  The timing of receipt of  such  fee
income  is  not  predictable  and  is  dependent   upon
purchases by third parties, over which the Company  has
no  direct  influence and which may  fluctuate  greatly
from  quarter to quarter.  The time required  to  close
large  license  fee and development agreements  can  be
delayed   due   to,   among  other   things,   customer
requirements   and   decision-making   processes.    In
addition, revenues derived from usage of the Company's network services by third parties may fluctuate as a result of the seasonality of the sectors of the agribusiness industry in which the Company operates, as well as from increased competition, delays in the introduction of new services and acceptance of such services in the market.

Certain Factors Affecting Continued Revenue Growth

     For  the  nine month period ended April 30,  1997,
total revenue increased $1,434,000 or 40% over the same
period  last  year.  For the quarter  ended  April  30,
1997, total revenue increased $299,000 or 21% over  the
same  period  last  year.   The  Company's  ability  to
sustain significant revenue growth is affected by  many
factors, including, but not limited to, the growth rate
of   the   Company's  selected  market  segments,   the
positioning   of  the  Company's  products   in   those
segments, variations in demand for and cost of customer
services  and technical support, customer  adoption  of
Internet-enabled   Windowsr  applications   and   their
willingness  to upgrade from DOS versions of  software,
the   Company's   ability  to  release   new   software
applications and upgrades on a timely basis, the Company's ability to establish and maintain strategic alliances, and the Company's ability to implement its acquisition strategy to increase growth. Perhaps most important is the Company's ability to attract and retain a high-performance sales team. The Company's goal is to sustain annual revenue growth in the 30-40% range, but no assurance can be given that the Company will be able to do so.

Fires and Other Natural Disasters

     The  Company's operations are dependent  upon  its
ability  to  protect  its computer  equipment  and  the
information  stored in its data center  against  damage
that    may   be   caused   by   fire,   power    loss,
telecommunication failures, unauthorized intrusion  and
other   similar   events.   The   Company   has   taken
substantial  precautions  to  protect  itself  and  its
customers  from  any  such events  that  could  have  a
negative effect upon the uninterrupted delivery of  the
Company's  network  and  on-line information  services.
These  precautions  include  off-location  storage   of
computer software backup data; off-site computer system
for  use,  if  necessary; fire protection and  physical
security  systems consisting of magnetic badge readers,
key  pad controlled combination locks; an early warning
detection   and   Halon   fire  extinguishing   system.
Notwithstanding  such  precautions,  there  can  be  no
assurance  that  a  fire  or  other  natural   disaster
including   national   or  regional  telecommunications
outages  would  not  disable the network  hub  computer
system.   Any  significant damage to the  hub  computer
system could have a material adverse effect on the Company.

Liquidity of Common Stock

     Although the Common Stock is quoted on NASDAQ/NMS,
the  spread  between  the bid and asked  price  of  the
Common  Stock tends to be large relative to  the  stock
price.  As of August 4, 1997, the closing bid price was
$13/16  and  the  closing asked price was  $1.00.   The
Company's  Board of Directors has approved  a  one-for-
four   reverse  stock  split,  subject  to  shareholder
approval, but no assurances can be given that a reverse stock split would improve liquidity of the Common
Stock.


                  RECENT DEVELOPMENTS

Agreement for Sale of Preferred Stock

     On  July 28, 1997, WITECH purchased 20,000  shares
of Series A Preferred Stock of the Company for $100 per
share,  or $2.0 million.  The Preferred Stock  is  non-
voting  (except as required by law) and not convertible
into   Common  Stock.   The  Preferred  Stock   has   a
cumulative dividend rate of Prime plus 2% with  an  10%
minimum and 14% maximum rate.  Prior to August 1, 2002,
dividends  on the Preferred Stock may be paid,  at  the
option   of  the  Company,  in  additional  shares   of
Preferred Stock.

     The Preferred Stock can be redeemed by the Company
at  any  time at $100 per share plus accrued dividends,
but without premium.  The Preferred Stock would have  a
priority   over  Common  Stock  in  the  event   of   a
liquidation  of the Company to the extent of  $100  per
share plus accrued dividends.  So long as any Preferred
Stock  is outstanding, the Company cannot pay dividends
on   or   repurchase  any  Common  Stock,   incur   any
indebtedness for borrowed money (other than in favor of WITECH or its affiliates), or issue any additional
Preferred  Stock which is not junior to  the  Series  A
Preferred Stock.

     The Company used the proceeds from the sale of the Preferred Stock to reduce borrowings under the line of credit with WITECH.

Reverse Stock Split

     The Board of Directors of the Company has approved
a   one-for-four  reverse  stock  split  (the  "Reverse
Split"),  subject  to  shareholder  approval   at   the
Company's  1997  Annual Meeting of  Shareholders.   The
Reverse Split would decrease the number of shares of Common Stock outstanding and presumably increase the per share market price for the Common Stock after the Reverse Split.

    INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

     The  following documents filed by the Company with
the   Commission  pursuant  to  the  Exchange  Act  are
incorporated in this Prospectus by reference:

          (1) the Company's Annual Report on Form 10-K for the fiscal year ended July 31, 1996.

          (2)   the Company's Quarterly Reports on Form
     10-Q for the quarters ended October 31, 1996, January 31, 1997 and April 30, 1997, and Form 10-
     Q/A filed May 6, 1997;

          (3)  the Company's Current Reports on Form 8-
     K  filed February 7, 1997, February 21, 1997,  and
     May 23, 1997; and

          (4)   the description of the Company's Common
     Stock  contained  in  the  Company's  Registration
     Statement on Form 8-A filed with the Commission on October 22, 1991.

     The   documents   listed  above  are   hereinafter
referred to as "Incorporated Documents."

     The  information relating to the Company contained
in this Prospectus summarizes, is based upon, or refers
to,  information and financial statements contained  in
one  or more Incorporated Documents; accordingly,  such
information  contained  herein  is  qualified  in   its
entirety  by  reference to Incorporated  Documents  and
should   be   read   in  conjunction  therewith.    Any
subsequently filed documents should also be read in conjunction with this Prospectus.

     This  Prospectus is accompanied by  the  Company's
latest  Annual Report on Form 10-K and Quarterly Report
on  Form 10-Q.  The Company will provide without charge
to  each  person to whom a copy of this Prospectus  has
been delivered, upon the written or oral request of any
such  person,  a  copy  of any  or  all  of  the  other
Incorporated Documents or subsequently filed documents,
other  than  exhibits  to such documents  (unless  such
exhibits  are  specifically incorporated  by  reference
into  such documents).  Requests for such copies should
be   directed  to  Corporate  Secretary,  ARI   Network
Services,  Inc.,  330 East Kilbourn Avenue,  Milwaukee,
Wisconsin 53202, telephone (414) 278-7676.

                      THE COMPANY

     ARI  Network  Services,  Inc.  (the  "Company"  or
"ARI")    provides   standards-based   Internet-enabled
electronic  commerce services to companies in  selected
industry  sectors  and  distribution  channels.   These
services use telecommunications and computer technology to help customers conduct business electronically, computer to computer, with minimal changes to their internal business systems.

     Currently,   the   Company   provides   electronic
commerce  services to three industry sectors: the  U.S.
and  Canadian  Agribusiness industry  ("Agribusiness"),
the  U.S.  and Canadian freight transportation industry
("Transportation"),  and the U.S.  non-daily  newspaper
publishing  industry ("Publishing").  The  Agribusiness
sector  includes Agricultural and Specialty  Chemicals;
Farm,  Outdoor  Power,  Marine,  and  other  types   of
equipment; and Livestock Pharmaceuticals, Feed and Seed.

     The  Company's services include: telecommunication
networking, incompatible computer systems connectivity,
electronic  mail messaging, electronic data interchange
translation,  product and participant  directories  and
databases (on-line or on CD-ROM), information  exchange
and  retrieval, and a wide range of customer  specified
electronic    commerce   and   transaction   processing
applications.   ARI also provides end user  application
software  related  to the electronic commerce  services
and   a   range  of  professional  services,  including
consulting,     customer    application    development,
installation, education and support.

     The Company's electronic commerce services may  be
broadly categorized as either transaction management or
data   management  services.   Transaction   management
services  include  the provision of applications  where
transaction  data  are  exchanged between  participants
(e.g., manufacturers, distributors, dealers, and  sales
representatives)  in  a  distribution  channel.    Such
applications  include  product availability  inquiries,
sales   automation,  sales  reporting,  warranty  claim
processing,   batch  or  immediate   response   product
ordering,  and  invoicing.   Data  management  services
include  the provision of reference data bases used  in
electronic   commerce.   Such   data   bases    include
directories  of ship-to and bill-to locations,  on-line
or  CD-ROM  product catalogs, and, in the case  of  the
Publishing  sector, online newspaper  articles.   Where
possible,  the  Company  seeks  to  provide  integrated
solutions  involving  both  types  of  services.   Both
transaction  and data management services are  provided
to  the Agribusiness sector, while only data management
services   are  provided  to  the  Transportation   and
Publishing sectors.

     The Company focuses its marketing efforts on major
manufacturers and distributors that have the  financial
resources  and  business motivation  to  convert  their
distribution  systems  from paper-based  to  electronic
commerce, thereby reducing processing expenses and time
to  market.   In  the Transportation sector,  the  data
management services are sold to the Association of American Railroads under a long-term contract. In the Publishing sector, the services are sold under an exclusive long-term contract with the Associated Press.

The Company's executive offices are located at 300 East
Kilbourn  Avenue, Milwaukee, Wisconsin  53202  and  its
telephone  number at that location is  (414)  278-7676.
The Company is a Wisconsin corporation, incorporated in
1981.     The   Company   maintains   a   website    at
http://www.arinet.com.

                    USE OF PROCEEDS

     The proceeds received by the Company from the sale
of  the  Common Stock (net of expenses of the  offering
estimated at $40,000) are estimated to be approximately
$1,960,000 assuming all of the Common Stock is sold for
$1.00  per share.  There can be no assurance  that  the
Company  will sell any shares of Common Stock  in  this
offering.   See  "Risk  Factors - Additional  Financing
Requirements  and  Access  to  Capital."   The  Company
intends to use the proceeds of the offering, if any, for working capital purposes, to maintain and enhance existing products, to hold as capital resources for future use and for other general corporate purposes.


     The   Company  may  also  use  proceeds  to  repay
borrowings under the Company's existing revolving line of credit with WITECH. The line of credit is for $2.5 million until September 30, 1997, and $2.0 million from September 30, 1997 until such line expires on December
31, 1997. The line carries a floating interest rate of 2% above prime. As of August 5, 1997, the Company had borrowed $645,000 under the line of credit.


              DESCRIPTION OF COMMON STOCK

     Holders  of the Common Stock are entitled  to  one
vote for each share held on all matters submitted to  a
vote  of shareholders and do not have cumulative voting
rights.   Holders of Common Stock are also entitled  to
receive  ratably  such dividends, if  any,  as  may  be
declared by the Board of Directors out of funds legally
available   therefor,  subject  to   any   preferential
dividend rights of outstanding Preferred Stock.  Except
as  otherwise  required by applicable law,  a  majority
vote  is  sufficient for any action which requires  the
vote   or   concurrence  of  shareholders.   Upon   the
liquidation, dissolution or winding up of the  Company,
the  holders  of Common Stock are entitled  to  receive
ratably  the net assets of the Company available  after
the  payment  of  all debts and other  liabilities  and
subject  to  the  prior  rights  of  holders   of   any
outstanding  Preferred Stock.  The  holders  of  Common
Stock  have no preemptive, subscription, redemption  or
conversion   rights.   All  shares  of   Common   Stock
outstanding at the date of this Prospectus are, and the
shares  in  this offering will be upon issuance,  fully
paid  and non-assessable (except as provided in Section
180.0622(b) of the Wisconsin Statutes).  Under  Section
180.0622(b)  of  the  Wisconsin  Statutes,  holders  of
Common  Stock  are personally liable up to  the  amount
equal  to  the par value of the shares owned  by  them,
respectively, for all debts owing to Company  employees
for   services  performed  for  the  Company,  but  not
exceeding  six months' service in any one case.   Under
the  substantially  identical  predecessor  to  Section
180.0622(b),   "par   value"   has   been    judicially
interpreted  to  mean  the  full  amount  paid  by  the
original  subscribers  for  shares  upon  the   initial
issuance   thereof.    The  rights,   preferences   and
privileges of holders of Common Stock are subject to, and may be adversely affected by, the rights of the holders of shares of any series of Preferred Stock which the Company may designate and issue in the future.

     The  Company has an authorized class of  Preferred
Stock  (the "Preferred Stock") consisting of  1,000,000
shares  at  $.001  par value per share.   None  of  the
Preferred  Stock  has been issued,
except  for  20,000
shares   of   non-voting,  non-convertible   Series   A
Preferred  Stock  held by WITECH.  The  Agreement  with
WITECH   prohibits   the  Company  from   issuing   any
additional Preferred Stock which is not junior  to  the
Series  A  Preferred Stock.  See "Recent Developments."
The  Board of Directors is authorized, subject  to  any
limitations   prescribed  by   law,   without   further
shareholder approval, to issue from time to time up to an aggregate of 1,000,000 shares of Preferred Stock in one or more series. Each such series of Preferred
Stock shall have such number of shares, designation, preferences, voting powers, qualifications and special relative rights or privileges as shall be determined by the Board of Directors, which may include, among others, dividend rights, voting rights, redemption and sinking fund provisions, liquidation preferences and conversion rights. The issuances of Preferred Stock, while providing desired flexibility in connection with possible acquisitions and other corporate purposes, could have the effect of making it more difficult for a third party to acquire, or discouraging a third party from acquiring, a majority of the outstanding voting stock of the Company.


                     LEGAL MATTERS

     The  validity  of the Common Stock offered  hereby
has  been  passed  upon by Godfrey &  Kahn,  S.C.   Mr.
William H. Alverson is a shareholder of Godfrey & Kahn,
S.C. and a director of the Company.


                        EXPERTS

     The   consolidated  financial  statements  of  the
Company appearing in its Annual Report (Form 10-K)  for
the  year  ended  July 31, 1996, have been  audited  by
Ernst  & Young LLP, independent auditors, as set  forth
in   their   report   thereon  included   therein   and
incorporated  herein  by  reference.   Such   financial
statements are, and audited financial statements to  be
included  in  subsequently  filed  documents  will  be,
incorporated  herein in reliance upon  the  reports  of
Ernst   &   Young  LLP  pertaining  to  such  financial
statements (to the extent covered by consents filed with the Securities and Exchange Commission) given upon the authority of such firm as experts in accounting and auditing.

    Part II Information Not Required in Prospectus

Item 14.  Other Expenses of Issuance and Distribution

     The following table sets forth the estimated expenses to be incurred by the Company in connection with the offering:


          SEC registration fee      $  625
          NASDAQ/NMS listing fee    17,500
          Accounting fees and expenses            3,000
          Legal fees and expenses    7,000
          Travel and Miscellaneous    11,875
               Total                $40,000

     All of the above expenses other than the SEC registration fee are estimates. All of the listed expenses will be paid by the Company.

Item 15.  Indemnification of Directors and Officers

     Pursuant  to  Section 180.0828  of  the  Wisconsin
Business   Corporation  Law  ("WBCL"),  the   Company's
directors are not personally liable to the Company, its
shareholders or any person asserting rights  on  behalf
of  the  Company  or  its  shareholders,  for  monetary
damages  and  liabilities arising from a breach  of  or
failure  to perform any duty resulting solely from  the
director's  status  as a director,  unless  the  person
asserting  liability proves that the breach of  failure
to  perform constitutes (i) a willful failure  to  deal
fairly   with  the  Company  or  its  shareholders   in
connection with a matter in which the director has a material conflict of interest, (ii) a violation of criminal law, unless the director had reasonable cause to believe that his or her conduct was lawful or no reasonable cause to believe that his or her conduct was unlawful, (iii) a transaction from which the director derived an improper personal profit or (iv) willful misconduct.

     In addition, the Company's By-Laws contain certain
provisions  whereby directors, officers, employees  and
agents  of  the Company generally are to be indemnified
against  certain  liabilities  to  the  fullest  extent
authorized  by  the WBCL, with certain exceptions.   In
particular,  Article  VII  of  the  Company's   By-Laws
provides  (i)  that an individual shall be  indemnified
unless  it  is  proven by a final judicial adjudication
that  indemnification is prohibited,  (ii)  payment  or
reimbursement   of   expenses,   subject   to   certain
limitations, will be mandatory rather than  permissive,
and  (iii)  indemnification rights will also extend  to
employees  and  certain  agents  of  the  Company,   as
determined  by  the Company's Board of Directors  or  a
committee  thereof.  Article VII provides that  it  may
not  be  amended to limit the indemnification  provided
for  therein except by a vote of not less than  75%  of
the  Company's outstanding capital stock, and that  any
such   amendment  may  only  be  prospective  and   not
retroactive.   The Board of Directors of  the  Company,
however,  is  expressly
authorized in  Article  VII  to
expand the indemnification permitted under Article VII without an amendment to the Company's By-Laws.

     The   Registrant's  officers  and  directors   are
covered   by   officer's   and   director's   liability
insurance.

Item 16.  Exhibits

     4.1  Articles of Incorporation, as amended
     5.1  Opinion of Godfrey & Kahn, S.C.
          10.1 Preferred Stock Purchase Agreement dated
          July 15, 1997 by and between the Company and WITECH Corporation *
     23.1 Consent of Godfrey & Kahn, S.C. (included  in
          Exhibit 5.1)
     23.2 Consent of Ernst & Young LLP
     24.1 Powers of Attorney *

     *  Filed on July 15, 1997


Item 17.  Undertakings

     *(a) The undersigned Registrant hereby undertakes:

          (1)   To  file,  during any period  in  which
offers or sales are being made, a post-effective amendment to this Registration Statement:

               (i)   to include any prospectus required
          by section 10(a)(3) of the Securities Act of 1933;

               (ii)  to  reflect in the prospectus  any
          facts  or  events arising after the effective
          date  of  the Registration Statement (or  the
          most recent post-effective amendment thereof)
          which,  individually  or  in  the  aggregate,
          represent   a  fundamental  change   in   the
          information  set  forth in  the  Registration
          Statement.   Notwithstanding  the  foregoing,
          any   increase  or  decrease  in  volume   of
          securities offered (if the total dollar value
          of  securities offered would not exceed  that
          which was registered) and any deviation  from
          the  low or high end of the estimated maximum
          offering  range may be reflected in the  form
          of   prospectus  filed  with  the  Commission
          pursuant to Rule 424(b) if, in the aggregate,
          the changes in volume and price represent  no
          more   than  a  20%  change  in  the  maximum
          aggregate offering price set forth in the "Calculation of Registration Fee" table in the effective registration statement;

               (iii)       to   include  any   material
          information  with  respect  to  the  plan  of
          distribution not previously disclosed in  the
          Registration Statement or any material change
          to   such  information  in  the  Registration
          Statement.

          (2)  That, for the purpose of determining any
liability  under the Securities Act of 1933, each  such
post-effective amendment shall be deemed to  be  a  new
Registration  Statement  relating  to  the   securities
offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

          (3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

     *(h)  Insofar  as indemnification for  liabilities
arising  under  the  Securities  Act  of  1933  may  be
permitted   to  directors,  officers  and   controlling
persons  of  the Registrant pursuant to  the  foregoing
provisions,  or  otherwise,  the  Registrant  has  been
advised  that  in  the opinion of  the  Securities  and
Exchange  Commission  such indemnification  is  against
public   policy  as  expressed  in  the  Act  and   is,
therefore,  unenforceable.  In the event that  a  claim
for  indemnification  against such  liabilities  (other
than the payment by the Registrant of expenses incurred
or paid by a director, officer or controlling person of
the Registrant in the successful defense of any action,
suit  or  proceeding)  is asserted  by  such  director,
officer  or controlling person in connection  with  the
securities  being  registered,  the  Registrant   will,
unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.


* Paragraph references correspond to those of Item 512 of Regulation S-K.

                      Signatures

     In   accordance  with  the  requirements  of   the
Securities Act of 1933, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-2 and has duly caused this Amendment to Registration Statement on Form
S-2 to be signed on its behalf by the undersigned in the City of Milwaukee, State of Wisconsin on August 5,
1997.

                             ARI NETWORK SERVICES, INC.


                              By: /S/ Mark L. Koczela
                                --------------------------
                                Mark L. Koczela, Executive
                                Vice President of Business
                                Development




     Pursuant to the requirements of the Securities Act of 1933, this Amendment to Registration Statement on Form S-2 was signed by the following persons in the capacities and on the dates indicated.


Signature               Title                     Date

         *              Chairman of the Board     August 5, 1997
-------------------     and Director
Richard W. Weening

         *              President and Chief       August 5, 1997
-------------------     Executive Officer
Brian E. Dearing        (acting Principal
                        Financial Officer and
                        Principal Accounting
                        Officer) and a Director

         *              Director                  August 5, 1997
-------------------
William H. Alverson
                        Director
-------------------
Gordon J. Bridge

         *              Director                  August 5, 1997
-------------------
Francis Brzezinski

                        Director
-------------------
George Dalton

                        Director
-------------------
Eric P. Robison


* By  Mark  L. Koczela pursuant to a power of  attorney
  previously filed.
                              /s/ Mark L. Koczela
                              --------------------------
                              Mark L. Koczela